Preliminary Terms ISSUER FREE WRITING PROSPECTUS Filed pursuant to Rule 433 Registration Nos. 333-169682, 333-169682-01 May 24, 2011

US$

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Callable Range Accrual Step-Up Notes due June 8, 2026

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Nomura America Finance, LLC is offering the callable range accrual step-up notes due June 8, 2026 (the “notes”) described below. The notes are unsecured securities, and all payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

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For any calendar day on which the accrual condition (as described below) is satisfied, interest on the notes will accrue at the per annum rate specified below. For any calendar day on which the accrual condition is not satisfied, no interest on the notes will accrue; accordingly, your notes may not bear any interest.

—

We have the right to redeem the notes, in whole or in part, for 100% of the principal amount plus any accrued and unpaid interest on each quarterly interest payment date, upon five business days’ prior notice, beginning on June 8, 2012.

—	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Issuer:	Nomura America Finance, LLC (“we” or “us”)

Guarantor:	Nomura Holdings, Inc. (“Nomura”)

Principal Amount:

US$                 (the principal amount of the notes may be increased if we, in our sole discretion, decide to sell an additional amount of the notes on a date subsequent to the trade date but prior to the original issue date)

Public Offering Price:	Variable price reoffer

Interest Rate:

7.00% per annum, subject to the accrual condition as described below, from and including the original issue date to but excluding June 8, 2016; 7.50% per annum, subject to the accrual condition as described below, from and including June 8, 2016 to but excluding June 8, 2021; and 10.00% per annum, subject to the accrual condition as described below, from and including June 8, 2021, to but excluding the maturity date

For each interest period, the applicable interest rate will be calculated as:

Interest Rate = R × (N/D),

where:

“R” is the applicable interest rate specified above,

“N” is the number of calendar days in the applicable interest period on which the accrual condition was satisfied, and

“D” is the number of calendar days in the applicable interest period.

Interest Payments:

On each interest payment date, for each of your notes, you will be paid an amount in cash equal to the principal amount of your notes times the interest rate determined as described above (after taking account of the accrual condition) times a fraction, the numerator of which is the number of calendar days in the interest period and the denominator of which is 365 (or, if any portion of that interest period falls in a leap year, the sum of (1) the number of calendar days in that portion of the interest period falling in a leap year divided by 366 and (2) the number of calendar days in that portion of the interest period falling in a non-leap year divided by 365). This is represented mathematically as:

Interest Payment = P × AR × DCC,

where:

“P” is the principal amount of the note,

“AR” is the applicable interest rate for that interest period, after taking account of the accrual condition as described under “Interest Rate” above, and

“DCC” is the day count convention fraction (Actual/Actual)

LIBOR Range:	Equal to or greater than 0.00% and equal to or less than 6.00%

Accrual Condition:

LIBOR accrual condition

The accrual condition will be deemed satisfied on each calendar day during an interest period on which the LIBOR rate is within the LIBOR range on the applicable LIBOR determination date

“LIBOR rate” is USD-LIBOR-BBA with a designated maturity of six months, determined as set forth in the accompanying prospectus under the caption “Description of Debt Securities and Guarantee—Common Interest Rates—LIBOR” and determined as if the LIBOR determination date specified herein was the “interest determination date” for purposes of that section of the prospectus

The “LIBOR determination date” for any calendar day is (1) if such calendar day is a London business day, such calendar day, and (2) if such calendar day is not a London business day, the London business day immediately preceding such calendar day; provided, that if such calendar day falls during the exclusion period, the LIBOR determination date for such calendar day is the London business day immediately preceding the first day of such exclusion period

Exclusion Period:

Applies to your notes and is the period commencing on the fifth London business day prior to each interest payment date and ending on the London business day immediately prior to such interest payment date

Interest Payment Dates:

Quarterly, on March 8, June 8, September 8, and December 8 of each year, commencing September 8, 2011 and ending on the maturity date, subject to the following unadjusted business day convention as described in “Description of Debt Securities and Guarantee—Business Day Conventions” in the accompanying prospectus.

Trade Date:	, 2011

Original Issue Date:	June 8, 2011

Stated Maturity Date:

June 8, 2026, subject to our early redemption right, as described below. The actual maturity date for your notes may be different if adjusted for business days as described under “General Terms of the Notes—Maturity Date” in the accompanying product prospectus supplement

Early Redemption:	Redeemable at our option on each optional redemption date

Optional Redemption Dates:	Quarterly, on March 8, June 8, September 8, and December 8 of each year, commencing June 8, 2012 and ending on the maturity date

Redemption Notice Period:	Not less than 5 nor more than 45 business days

Day Count Convention:	Actual/Actual

Regular Record Date:	The fifth business day preceding the applicable interest payment date

Minimum Initial Investment Amount:	$10,000

Denominations:	$1,000 and integral multiples thereof

Program:	Senior Global Medium-Term Notes, Series A

Program Ratings(1):	Standard & Poor’s: BBB+ Moody’s: (P)Baa2 (provisional)

CUSIP No.:	65539AAU4

ISIN No.:	US65539AAU43

Currency:	U.S. dollars

Listing:	The notes will not be listed on any securities exchange

Distribution Agent:	Nomura Securities International, Inc.

Calculation Agent:	Nomura Securities International, Inc.

Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas

Clearance and Settlement:	DTC (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)

Investing in the notes involves certain risks. You should carefully consider the risk factors beginning on page PS-5 of this free writing prospectus, under “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the accompanying product prospectus supplement, under “Risk Factors” in the accompanying prospectus, and incorporated by reference into the accompanying prospectus before you invest in the notes.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, as the trade date has not been set, the original issue date may occur more or less than three business days from the trade date. If purchasers wish to trade the notes prior to the original issue date, they may be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Nomura Securities International, Inc. has agreed to purchase the notes from us at 97.00% of the principal amount, resulting in aggregate proceeds to us of $            . The agent’s commission is equal to 3.00%, or $ in the aggregate. Nomura Securities International, Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Nomura Securities International, Inc. may also use all or a portion of its commissions on the notes to pay selling concessions or fees to other dealers. No agent or dealer participating in the initial offering of the notes to the public may sell the notes in such offering at a price less than 97.00% or more than 100.00% of the principal amount, resulting in an aggregate price to the public of between $             and $            .

(1)

            A “BBB” rating is the fourth-highest category of S&P rating while a “+” or “-” designation shows the relative standing within the major rating categories. A “BBB” rating by S&P generally indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. A “(P)Baa2” provisional rating by Moody’s is in the middle of the fourth-highest category of Moody’s rating. Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. The modifier “1” indicates that the obligation ranks in the higher end of its generic rating category; the modifier “2” indicates a mid-range ranking; and the modifier “3” indicates a ranking in the lower end of that generic rating category. Moody’s often assigns a provisional rating when the assignment of a final rating is subject to the fulfillment of contingencies but it is highly likely that the rating will become definitive after all documents are received or an obligation is issued into the market. Credit ratings are not a recommendation to buy, sell or hold securities and may be subject to downward revision, suspension or withdrawal at any time by the relevant rating agencies. Each rating should be evaluated independently of any other rating. Program ratings are not definitive ratings issued for a specific debt security and indicate only the rating agencies’ view of the obligor’s ability to meet its obligations.

The price at which you purchase the notes includes the agent’s commission, as set forth above, and includes the costs and profits that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes. See “Plan of Distribution” in the accompanying prospectus and “Additional Risk Factors Specific to Your Notes—The Inclusion in the Purchase Price of the Securities of a Selling Concession and of Our Cost of Hedging Our Market Risk Under the Securities is Likely to Adversely Affect the Value of the Securities Prior to the Stated Maturity Date” in the accompanying product prospectus supplement.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. We will disclose our share of the total offering expenses, excluding underwriting discounts and commissions, in a pricing supplement to be filed in connection with the offer of the notes.

Nomura Securities International, Inc. is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Nomura Securities International, Inc. is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Nomura Securities International, Inc. and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. Nomura Securities International, Inc. and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or “SEC,” for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and any other documents relating to the securities that we or Nomura have filed with the SEC for more complete information about us, Nomura and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

Nomura

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated September 30, 2010, and under “Additional Risk Factors Specific to Your Notes” in the accompanying product prospectus supplement, dated October 1, 2010. You should carefully consider whether the notes are suited to your particular circumstances. Your notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

This free writing prospectus should be read together with the accompanying prospectus, dated September 30, 2010, and the accompanying product prospectus supplement, dated October 1, 2010. The information in the accompanying prospectus and product prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this free writing prospectus. We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this free writing prospectus and the accompanying prospectus and product prospectus supplement before investing in the notes.

The Interest Rate Payable on the Notes Is Uncertain and Could Be 0.0%

No interest will accrue on the notes with respect to any day on which the accrual condition is not satisfied. For every day on which the accrual condition is not satisfied, the effective interest rate for the applicable interest period will be reduced, and if the accrual condition is not satisfied for the entire period, holders of the notes will receive no interest for that interest period.

If the accrual condition is not satisfied for a substantial number of days during an interest period, the effective yield on the notes for such interest period may be less than what would be payable on conventional, fixed-rate notes of comparable maturity. The return on your investment may not compensate you for the opportunity cost when you take into account factors that affect the time value of money. You should, therefore, be prepared to realize no return at maturity over the principal amount of your notes.

Even assuming the accrual condition is satisfied, the interest payments on the notes and return of only the principal amount at maturity or redemption may not compensate you for the effects of inflation and other factors relating to the value of money over time.

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to repay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets will consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are also guaranteed by Nomura. Therefore, as a practical matter, our ability to repay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that they will decline in value in the secondary market, perhaps substantially. If you attempt to sell your notes in the secondary market in such an environment, you may incur a substantial loss.

In addition, notes that are rated below BBB- by Standard & Poor’s or Baa3 by Moody’s are generally considered by the market to be non-investment grade securities and are deemed to be speculative investments. If Nomura’s credit rating is downgraded below these levels, there may be a significant adverse effect on the price at which you may sell your notes in the secondary market.

Because Nomura is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In Japan, Nomura Securities Co., Ltd., as a securities company, is required to maintain an “adjusted capital” ratio at specified levels. In the United States, Nomura Securities International, Inc. is subject to certain minimum net capital requirements and capital adequacy requirements. In the United Kingdom, Nomura International plc is regulated by the U.K. Financial Services Authority and is subject to the capital requirements of that authority. In addition, certain of Nomura’s other subsidiaries are subject to securities and banking regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which such subsidiaries operate. As a result, Nomura’s ability to receive funds from those subsidiaries may be limited, and Nomura’s ability to pay on its guarantee of the notes may also be limited.

The Price at Which You Purchase Your Notes May Be Higher than the Price Paid by Other Investors

The agent proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors depending on the date and time you make your purchase, from whom you purchase the notes, any related transaction cost (such as any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account, and other factors beyond our control.

The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Our Cost of Hedging Our Market Risk Under the Notes is Likely to Adversely Affect the Value of the Notes Prior to the Maturity Date

The price at which you purchase the notes includes a selling concession (including a broker’s commission), as well as the costs that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that we (or our affiliates) expect to realize in consideration for assuming the risks inherent in providing the hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less than your original purchase price.

The Notes Are Subject to Early Redemption at Our Option

Prospective purchasers should be aware that we have the right to redeem the notes on any optional redemption date, beginning on the first optional redemption date. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment and may not receive the total amount of interest that you would have received if the notes had not been redeemed prior to maturity.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, but they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Accrual Condition Is Not Measured on a Daily Basis, Which May Reduce the Interest Rate Payable on Your Notes

Your notes are structured with an exclusion period, which is a period during which the LIBOR rate is not measured on a daily basis for purposes of determining whether the accrual condition is satisfied. The exclusion period for your notes is the period commencing on the fifth London business day prior to each interest payment date and ending on the London business day prior to such interest payment date. Because the applicable LIBOR determination date for each calendar day in the exclusion period will be the London business day before the beginning of such exclusion period, if the accrual condition is not satisfied on such day, you will not receive any interest in respect of the calendar days in such exclusion period even if the LIBOR rate as actually calculated on any of those days satisfies the accrual condition.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura’s creditworthiness, a number of other economic and market factors will influence the value of the notes. The following factors, which are beyond our control, may influence the market value of your notes:

—	supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;

—	the time to maturity of the notes;

—	the level and the volatility of, or the perception of expected volatility of, the LIBOR rate;

—	interest and yield rates in the market generally and expectations about future interest and yield rates; and

—	economic, financial, political, regulatory or judicial events that affect the debt markets generally.

These factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

It Is Reasonable to Treat Your Notes as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

We intend to treat the notes as subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. If you are a U.S. holder, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.

If these special rules apply to your notes, you will likely be required to include an amount of interest in income in certain periods that exceeds the stated interest on your note in such periods. Conversely, you will likely be required to include an amount of interest in income in certain periods that is less than the stated interest on your note in such periods. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below.

Because we plan to offer the notes to initial purchasers at variable prices, it is possible that you may purchase the notes for an amount that differs from the original issue price of the notes for U.S. federal income tax purposes. If this is the case, you may be subject to special tax rules as described in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the accompanying product prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Non-U.S. Investors May Be Subject to Certain Additional Risks

The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value or price of, or income on, your investment.

The accompanying prospectus and the accompanying product prospectus supplement contain a general description of certain U.S. tax considerations relating to the notes under “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences,” respectively. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving payments of principal or other amounts under the notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

ADDITIONAL INFORMATION

We have filed a registration statement (including a prospectus, which we refer to as the “prospectus”) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the securities that we or Nomura have filed with the SEC for more complete information about us, Nomura and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

You may access our documents on the SEC web site at www.sec.gov as follows:

•	Prospectus dated September 30, 2010:

http://www.sec.gov/Archives/edgar/data/1163653/000119312510220937/df3asr.htm

•	Product Prospectus Supplement dated October 1, 2010:

http://www.sec.gov/Archives/edgar/data/1163653/000119312510222391/d424b3.htm

The information in this free writing prospectus supplements the information contained in the accompanying prospectus and the accompanying product prospectus supplement. To the extent the information in this free writing prospectus conflicts with the accompanying prospectus or the accompanying product prospectus supplement, the information in this free writing prospectus controls.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the interest rate that is applicable to the notes during any interest period will depend primarily upon the number of calendar days in that period on which the applicable LIBOR rate is within the LIBOR range on the applicable LIBOR determination date. The interest payment amount will be determined by the applicable interest rate (determined subject to the accrual condition) times the principal amount of your notes times the applicable day count fraction, determined on an Actual/Actual basis.

The following table illustrates how the interest payment would be calculated for a given interest period during the first five years of the notes under different hypothetical scenarios, based on the terms set forth on the cover page of this free writing prospectus and assuming that the notes have not been redeemed prior to the hypothetical interest payment date. As specified on the cover page of this free writing prospectus, a different interest rate will apply, subject to the accrual condition, for the interest periods after the first five years of your notes.

The values in the table below are hypothetical, have been chosen arbitrarily for the purpose of these examples, and should not be taken as an indication of the future performance of the LIBOR rate or the amount of interest that will be payable on the notes. Numbers in the table below have been rounded for ease of analysis.

Unadjusted per annum interest rate (“R”)	Hypothetical number of calendar days LIBOR rate is within LIBOR range (“N”)	Hypothetical number of calendar days in interest period (“D”)	Applicable interest rate (R × (N/D))	Act/Act day count convention fraction[1]	Hypothetical interest payment amount for interest period per $1,000 note[2]
7.00%	91	91	7.00000%	91/365	$17.45
7.00%	72	91	5.53846%	91/365	$13.81
7.00%	50	91	3.84615%	91/365	$9.59
7.00%	24	91	1.84615%	91/365	$4.60
7.00%	0	91	0.00000%	91/365	$0.00

1 The Act/Act day count convention fraction will be equal to the number of calendar days in the interest period divided by 365 (or, if any portion of that interest period falls in a leap year, the sum of (1) the number of calendar days in that portion of the interest period falling in a leap year divided by 366 and (2) the number of calendar days in that portion of the interest period falling in a non-leap year divided by 365).

2 The interest payment amount per $1,000 principal amount of the notes for each interest period is calculated as the product of (i) $1,000 times (ii) the applicable interest rate for that interest period (R × (N/D)) times (iii) the Act/Act day count convention fraction.

We cannot predict the LIBOR rate on any day or the market value of your notes, nor can we predict the relationship between the LIBOR rate and the market value of your notes at any time prior to the maturity date. The actual interest payment that a holder of the notes will receive on each interest payment date will depend on the actual LIBOR rates determined by the calculation agent, which is our affiliate. Consequently, the amount of interest, if any, to be paid in respect of your notes on each interest payment date may be different from the information reflected in the table above.

HISTORICAL INFORMATION

Historically, the LIBOR rate has experienced significant fluctuations. Any historical upward or downward trend in the LIBOR rate during any period shown below is not an indication that the LIBOR rate is more or less likely to increase or decrease at any time during the term of the notes. Historical LIBOR rates do not give an indication of future LIBOR rates. We cannot make any assurance that future LIBOR rates will result in you receiving any interest payments on the notes. Neither we nor any of our affiliates make any representation to you as to the performance of the LIBOR rate.

The table below shows the high and low levels of the LIBOR rate for each of the complete calendar quarters of 2007 through 2010, as well as from the period from January 1, 2011, to May 23, 2011. The graph below shows the historical levels of the LIBOR rate from May 23, 2001 to May 23, 2011. We obtained the historical LIBOR rates below from Bloomberg Financial Services, without independent verification.

Quarterly 6-Month LIBOR High and Low, 2007-Current

Quarter/Period— Start Date	Quarter/Period— End Date	High Closing Level	Low Closing Level
1/1/07	3/31/07	5.40%	5.26%
4/1/07	6/30/07	5.41%	5.33%
7/1/07	9/30/07	5.60%	5.07%
10/1/07	12/31/07	5.22%	4.60%
1/1/08	3/31/08	4.57%	2.37%
4/1/08	6/30/08	3.26%	2.62%
7/1/08	9/30/08	3.98%	3.00%
10/1/08	12/31/08	4.39%	1.78%
1/1/09	3/31/09	1.96%	1.47%
4/1/09	6/30/09	1.72%	1.10%
7/1/09	9/30/09	1.09%	0.63%
10/1/09	12/31/09	0.62%	0.43%
1/1/10	3/31/10	0.44%	0.38%
4/1/10	6/30/10	0.76%	0.44%
7/1/10	9/30/10	0.75%	0.46%
10/1/10	12/31/10	0.47%	0.44%
1/1/11	3/31/11	0.47%	0.45%
4/1/11	5/23/11	0.46%	0.41%

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider, among other things, the matters set forth under “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying prospectus and the accompanying product prospectus supplement, respectively. The following discussion summarizes for U.S. holders (as defined in the accompanying prospectus) certain U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the sections “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying prospectus and the accompanying product prospectus supplement and is subject to the limitations and exceptions set forth therein.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

In the opinion of our tax counsel, Sullivan & Cromwell LLP, it would be reasonable to characterize and treat your notes as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. A discussion of those rules is set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the accompanying product prospectus supplement. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Under this characterization, you will likely be required to include an amount of interest in income in certain periods that exceeds the stated interest on your note in such periods. Conversely, you will likely be required to include an amount of interest in income in certain periods that is less than the stated interest on your note in such periods. It is not entirely clear how, under the rules governing contingent payment obligations, the maturity date for debt instruments (such as your notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

We will determine the comparable yield for the notes and the basis on which it is compounded and will disclose this to you in the pricing supplement we will file with the SEC following the trade date. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, you will generally be required to include an amount of ordinary income in respect of each note (subject to the positive and negative adjustments described in the accompanying product prospectus supplement) that we will determine and disclose to you in the pricing supplement we will file following the trade date. In addition, we will determine and disclose to you the projected payments for the notes in the pricing supplement we will file following the trade date. You are required to use the comparable yield and projected payment schedule set forth in the forthcoming pricing supplement in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your United States federal income tax return the use of a different comparable yield and projected payment schedule. It is possible that any Form 1099-OID you receive in respect of the notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

Because we plan to offer the notes to initial purchasers at variable prices, it is possible that you may purchase the notes for an amount that differs from the original issue price of the notes for U.S. federal income tax purposes. If this is the case, you may be subject to special tax rules as described in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the accompanying product prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules. The original issue price of the notes will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers or similar persons, or organizations acting in the capacity of distribution agents or wholesalers. The final pricing supplement will include our determination of the original issue price of the notes.

Alternative Treatments. The application of the rules governing contingent payment debt instruments to your notes is unclear and the Internal Revenue Service could assert that the tax consequences to you are different than those described above.

It is possible that the Internal Revenue Service could assert that our option to redeem the notes should be taken into account in determining the maturity of the notes. In such case, it is possible the comparable yield and projected payment schedule in respect of the notes could be materially different than the one provided to you by us. If our option to redeem the notes is taken into account in determining the maturity of the notes, it is also possible that your notes could be treated as variable rate debt instruments, in which case you would be required to include in income the stated interest paid on your notes during your taxable year in accordance with your method of accounting for tax purposes. The rules applicable to variable rate debt instruments are discussed further under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Variable Rate Debt Instruments” in the accompanying product prospectus supplement.

It is also possible that the Internal Revenue Service could determine that the notes should be subject to special rules for notes that provide for alternative payment schedules if one of such schedules is significantly more likely than not to occur. If your notes are subject to those rules, the notes would not be treated as contingent payment debt instruments and you would be required to include the stated interest on your notes in income as it accrues even if you are otherwise subject to the cash basis method of accounting for tax purposes. The rules for notes that provide alternative payment schedules if one of such schedules is significantly more likely than not to occur are discussed under “United States Taxation—United States Holders—Original Issue Discount—Debt Securities Subject to Contingencies Including Optional Redemption” in the accompanying prospectus.

You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of Nomura and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither Nomura nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Nomura Securities International, Inc. (the “agent”), and the agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this free writing prospectus. The agent has agreed to purchase the notes from us at 97.00% of the principal amount, resulting in aggregate proceeds to us of $            . The agent’s commission is equal to 3.00%, or $             in the aggregate. The agent proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The agent may also use all or a portion of its commissions on the notes to pay selling concessions or fees to other dealers. No agent or dealer participating in the initial offering of the notes to the public may sell the notes in such offering at a price less than 97.00% or more than 100.00% of the principal amount, resulting in an aggregate price to the public of between $             and $            .

To the extent the agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended.

In the future, the agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

The agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified on the cover page of this free writing prospectus. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, as the trade date has not been set, the original issue date may occur more or less than three business days from the trade date. If purchasers wish to trade the notes prior to the original issue date, they may be required to specify alternative settlement arrangements to prevent a failed settlement.